EX-99.g.1.iv

AMENDMENT NO. 4 TO MUTUAL FUND CUSTODY AND SERVICES AGREEMENT

This Amendment No. 4 (“Amendment”) is made as of the 19th day of June, 2019, by and between OPTIMUM FUND TRUST (referred to herein as the “Fund”) and THE BANK OF NEW YORK MELLON (formerly, Mellon Bank, N.A.) (“Custodian” or “BNY Mellon”).

BACKGROUND:

A.       The Fund and Custodian are parties to a Mutual Fund Custody and Services Agreement dated as of July 20, 2007, as amended (the “Agreement”), relating to Custodian’s provision of custody services to the Fund and its series (“Series”). This Amendment is an amendment to the Agreement.

B.       The parties desire to amend the Agreement as set forth herein.

TERMS:

The parties hereby agree that:

1.	A new Article IV Section 10 of the Agreement is added as follows:

10.	Sanctions.

a.       Throughout the term of this Agreement, the Fund: (i) will maintain, and comply with, policies and procedures designed to prevent violations of Sanctions, including measures to accomplish effective and timely scanning of all relevant data with respect to incoming or outgoing assets or transactions relating to this Agreement; (ii) will ensure that neither the Fund, nor any of its directors, officers or employees is an individual or entity that is, or is owned or controlled by an individual or entity that is: (A) the target of Sanctions or (B) located, organized or resident in a country or territory that is, or whose government is, the target of Sanctions; (iii) will ensure that neither Delaware Management Company, a series of Macquarie Investment Management Business Trust (“DMC”), Delaware Distributors, L.P. (“DDLP”), Delaware Investments Fund Services Company (“DIFSC”), or any entity affiliated with DMC, DDLP or DIFSC by being under common control with DMC, DDLP or DIFSC (together, the “Macquarie Entities”) nor any of the directors, officers or employees of the Macquarie Entities is an individual or entity that is, or is owned or controlled by an individual or entity that is the target of Sanctions, (iv) will ensure that neither DMC, DDLP or DIFSC, or any subsidiary of DMC, DDLP or DIFSC (together, the “Delaware Entities”) nor any of the directors, officers or employees of the Delaware Entities is an individual or entity that is located, organized or resident in a country or territory that is, or whose government is, the target of Sanctions, and (v) will not, directly or indirectly, use the accounts under this Agreement in any manner that would result in a violation by the Fund or Custodian of Sanctions.

b.       Throughout the term of this Agreement, Custodian: (i) will maintain, and comply with, policies and procedures designed to prevent violations of Sanctions, including measures to accomplish effective and timely scanning of all relevant data with respect to incoming or outgoing assets or transactions relating to this Agreement; (ii) will ensure that neither the Custodian nor any of its affiliates, directors, officers or employees is an individual or entity that is, or is owned or controlled by an individual or entity that is the target of Sanctions; and (iii) will not, directly or indirectly, use the accounts under this Agreement in any manner that would result in a violation by the Fund or Custodian of Sanctions.

c.       To the extent reasonably practicable, the Fund will promptly provide, or if BNY Mellon Investment Servicing (US) Inc. serves as the Fund’s transfer agent or sub-transfer agent will cause BNY Mellon Investment Servicing (US) Inc. in its role as transfer agent or sub-transfer agent to promptly provide, to Custodian such information as Custodian reasonably requests in connection with the matters referenced in this Section 10, including information regarding (i) the accounts under this Agreement, (ii) the Assets and the source thereof, (iii) the identity of any individual or entity having or claiming an interest therein, including any investor and (iv) the Fund’s Sanctions compliance programs and any related records and/or transaction information, including with respect to any investor. The Fund will cooperate with Custodian and provide assistance reasonably requested by Custodian in connection with any Sanctions inquiries.

d.       Custodian may, by following procedures determined by the Custodian to be reasonable, decline to act or provide services in respect of any Series, and take such other actions as it, in its reasonable discretion, deems necessary or advisable, in connection with the matters referenced in this Section 10. If Custodian declines to act or provide services as provided in the preceding sentence, except as otherwise prohibited by applicable law or official request, Custodian will promptly inform the Fund.

e.       For purposes of this Section 10, “Sanctions” means all economic sanctions laws, rules, regulations, executive orders and requirements administered by any governmental authority of the United States (including the United States Office of Foreign Assets Control) or any other applicable domestic or foreign authority.

2.	Miscellaneous.

(a)	As hereby amended and supplemented, the Agreement, as well as capitalized terms not defined in this Amendment, shall remain in full force and effect. In the event of a conflict between the terms of this Amendment and the terms of the Agreement, the terms of this Amendment shall control.

(b)	The Agreement, as amended hereby, constitutes the complete understanding and agreement of the parties with respect to the subject matter thereof and supersedes all prior communications with respect thereto.

(c)	This Amendment may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument. The facsimile signature of any party to this Amendment shall constitute the valid and binding execution hereof by such party.

(d)	To the extent required by applicable law, the terms of this Amendment have been disclosed to and approved by the Board of Trustees of the Fund.

(e)	This Amendment shall be governed by the laws of The Commonwealth of Pennsylvania, without regard to its principles of conflicts of laws.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed by their duly authorized officers designated below on the date and year first above written.

OPTIMUM FUND TRUST,

on behalf of the following Series

Optimum Fixed Income Fund

Optimum International Fund

Optimum Large Cap Growth Fund

Optimum Large Cap Value Fund

Optimum Small-Mid Cap Growth Fund

Optimum Small-Mid Cap Value Fund

By:	/s/ Daniel V. Geatens

Name:	Daniel V. Geatens

Title:	Vice President

THE BANK OF NEW YORK MELLON

By:	/s/ Mauricio Sandoval

Name:	Mauricio Sandoval

Title:	Director